UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-38505

CLPS Incorporation

c/o Unit 1102, 11th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong

Kowloon

Hong Kong SAR

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Item 8.01 Other Events.

On April 24, 2023 CLPS Incorporation (the “Company”) held an annual meeting of its shareholders (the “Annual Meeting”) in Hong Kong SAR. The record date for the Annual Meeting was March 1, 2023. As of the record date, the Company had 23,626,122 shares outstanding and entitled to vote at the Annual Meeting.

At the Annual Meeting the Company’s shareholders elected Xiao Feng Yang, Raymond Ming Hui Lin, Zhaohui Feng, Kee Chong Seng, and Jin He Shao as the Company’s directors with the following vote:

1.	Election of Directors.

	For	Withheld
Xiao Feng Yang	12,267,195	127,559
Raymond Ming Hui Lin	12,266,735	128,019
Zhaohui Feng	12,244,772	149,982
Kee Chong Seng	12,267,118	127,636
Jin He Shao	12,266,135	128,619

2.	To approve CLPS Inc. 2023 Equity Incentive Plan.

For	Against	Abstain
12,160,161	223,885	10,708

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: April 24, 2023

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